

Unaudited Financials

Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
One Technologies, Inc.

I have reviewed the accompanying balance sheet of One Technologies, Inc. as of May 31, 2016 , and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 15, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

ONE TECHNOLOGIES, INC.

Unaudited Financial Statements For The Period Ended May 31, 2016

June 15, 2016

ONE TECHNOLOGIES, INC.
BALANCE SHEET
May 31, 2016
_____

ASSETS

		May 31, 2016
CURRENT ASSETS		
Cash	$	400
TOTAL CURRENT ASSETS		400
TOTAL ASSETS	$	400

LIABILITIES AND STOCKHOLDERS' EQUITY

		May 31, 2016
STOCKHOLDERS' EQUITY		
Additional paid in capital	$	996
Retained earnings		(596)
TOTAL STOCKHOLDERS' EQUITY		400
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	400

See accompanying notes.

ONE TECHNOLOGIES, INC.
INCOME STATEMENT
For the period ended May 31, 2016
_____

	May 31, 2016
Other Income (Expense)	
Organizational costs	$ (596)
Total Other Income (Expense)	(596)
Net Loss	$ (596)

See accompanying notes.

ONE TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
For the period ended May 31, 2016
_____

	2015
Cash Flows From Operating Activities	
Net Loss For The Period	$ (596)
Cash Flows From Investing Activities	
Organizational Costs	(596)
Net Cash Flows From Investing Activities	(596)
Cash Flows From Financing Activities	
Paid in Capital	996
Net Cash Flows From Investing Activities	996
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	400
Cash at End of Period	$ 400

See accompanying notes.

ONE TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
MAY 31, 2016
_____

ORGANIZATION AND NATURE OF ACTIVITIES

ONE Technologies, Inc (ONE), "the Company," provides a marketplace platform connecting consumers with everything on-demand. Positioned as the first "super aggregator" in the space. ONE is the Kayak for Kayak's; providing efficiency across on-demand aggregators. ONE provides a level playing field decreasing lead times for both supply and demand side of transactions. One app. One platform. One marketplace to solve all of life's daily demands. Search ONE & Done.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Organizational Costs

As of the end of the period, the Company's only items of expense consisted of various costs related to the Company's organization.

Federal Income Taxes

The Company has not completed its first full year of operation, thus no federal income tax expense has been recorded in the statements. The Company is expected to accumulate various tax attributes such as Net Operating Loss carryforwards and will fully reserved them. The Company's filing for fiscal year 2016 will within the statutory period of review by the IRS for three years from the return's due date.

State Taxes

The Company is subject to California Franchise Tax. The Company's filing for fiscal year 2016 will fall within the statutory period of review by the State of California for four years from the date of filing.

ONE TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 15, 2016, the date that the financial statements were available to be issued.

＊＊＊＊＊